EXHIBIT 77Q2.


Section 16(a) Beneficial Ownership Reporting Compliance:

Based on a review of reports filed by the Fund's reporting persons and written representations by the reporting persons that no year-end reports (Forms 5) were required for such persons, all filings required by Section 16(a) of the Securities Exchange Act of 1934, as amended, for the fiscal year ended December 31, 2007, were timely, except that Wendell G. Van Auken failed to file a Form 4 with respect to one transaction on a timely basis. In that transaction, Mr. Van Auken was appointed as a co-trustee of a trust that held shares of the Fund at the time of his appointment.